UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Bonanza Creek Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

097793103

(CUSIP Number)

Christopher I. Humber; 410 17th Street, Suite 1400, Denver, CO  80202; (720) 440-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Michael R. Starzer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,050,550 (See Item 4(a) below)

	6.	Shared Voting Power 98,067 (See Item 4(a) below)

	7.	Sole Dispositive Power 374,600 (See Item 4(a) below)

	8.	Shared Dispositive Power 1,774,017 (See Item 4(a) below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,148,617

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Bonanza Creek Energy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 410 17th Street, Suite 1400, Denver, CO 80202

Item 2.
	(a)	Name of Person Filing Michael R. Starzer
	(b)	Address of the Principal Office or, if none, Residence c/o Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, CO 80202
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 097793103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

2,148,617 shares, which include (i) 98,067 shares of common stock held by The Starzer Revocable Living Trust, dated February 26, 1998 (the “Starzer Trust”), for which Mr. Starzer and his spouse, Patricia K. Starzer, are trustees and each have independent voting and dispositive power (Mrs. Starzer disclaims beneficial ownership of any other shares for which Mr. Starzer may be deemed to have beneficial ownership), (ii) 1,675,950 shares of common stock held by the BCEC Investment Trust, UTA, dated April 1, 2011 for which Mr. Starzer is the sole trustee and has sole voting power, but shares dispositive power with the other beneficiaries and (iii) 374,600 shares of common stock held directly by Mr. Starzer, of which 99,458 shares were issued as restricted stock subject to vesting.

(b) Percent of class: 5.4% (percentage ownership is calculated based on 40,115,536 shares of common stock outstanding as of December 31, 2012).
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 2,050,550 (See Item 4(a) above)
(ii) Shared power to vote or to direct the vote: 98,067 (See Item 4(a) above)
(iii) Sole power to dispose or to direct the disposition of: 374,600 (See Item 4(a) above)
(iv) Shared power to dispose or to direct the disposition of: 1,774,017 (See Item 4(a) above)
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the terms of the Starzer Trust, Mrs. Starzer has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of common stock held by the Starzer Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/13
Date
/s/ Michael R. Starzer
Signature